Exhibit 12.2
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Amounts in thousands

	Three Months ended
	March 31,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$8,700	$7,888	$34,739	$20,346	$35,890	$38,297	$35,560
Add: Income tax expense	411	399	1,131	937	689	675	396
Add: Fixed charges	7,965	7,944	32,007	50,410	38,676	35,679	32,198
Add: Distributed income of equity investees	188	150	494	686	345	98	124
Less: Capitalized interest	(12)	(18)	(83)	(159)	(381)	(377)	—
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	—	(1,256)	(2,512)

Earnings (1)	17,252	16,363	68,288	72,220	75,219	73,116	65,766

Fixed charges:
Interest expense	7,639	7,620	30,681	48,847	36,905	32,898	28,501
Amortization of financing fees	258	258	1,030	1,203	1,192	963	993
Capitalized interest	12	18	83	159	381	377	—
Estimate of interest included in rent expense	56	48	213	201	198	185	192
Preferred stock dividends	—	—	—	—	—	1,256	2,512

Fixed charges (2)	$7,965	$7,944	$32,007	$50,410	$38,676	$35,679	$32,198

Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	2.17	2.06	2.13	1.43	1.94	2.05	2.04